1Q26 Earnings Release

1Q26 Earnings Release dLocal reports in US dollars and in accordance with IFRS as issued by the IASB Montevideo, Uruguay, May 14, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), the leading cross-border payment platform connecting global merchants to emerging markets today announced its financial results for the first quarter ended March 31, 2026. Key Business Highlights Letter to Shareholders Business Highlights Financial Highlights Commercial Highlights Appendix

31Q26 Earnings Release 1Q26 Key Business Highlights Total Payment Volume billions US$14.1B ▲+73% YoY ▲+7% QoQ ▲+63% YoY Constant Currency RECORD TPV surpassed $14B for the first time (+73% YoY), six consecutive quarters of 50%+ growth. Record gross profit: $119M (+40% YoY). Operating profit $57M excluding prior years tax adjustments (+25% YoY). Expected higher OPEX from 2025 carry-over; operating leverage to improve in 2H26. Net income at $52M excluding prior- years tax adjustments (+11% YoY). Adj. Free Cash Flow $15M, driven by temporary working capital effects, expected to revert. Guidance unchanged. Revenue millions US$336M ▲+55% YoY ▼-1% QoQ ▲+52% YoY Constant Currency Gross Profit millions US$119M ▲+40% YoY ▲+2% QoQ ▲+35% YoY Constant Currency Operating Profit millions US$53M ▲+15% YoY ▼-16% QoQ Operating Profit ex prior years tax adj. US$57M ▲+25% YoY Net income millions US$42M ▼-10% YoY ▼-25% QoQ Net income ex prior years tax adj. US$52M ▲+11% YoY RECORD

41Q26 Earnings Release This year, 2026, marks two important milestones for dLocal: ten years since we founded the company, and five years since our Nasdaq IPO. The story of the past ten years is one of consistent, compounding growth, built on a consistent vision of helping our world-class merchants reach consumers across emerging markets, or as we like to call them, markets of the future. In 2016, we processed $100 million in TPV from a single country. On a last-twelve-months basis as of this quarter, we have crossed $47 billion across the global south. We now process more in a single day than we did in our entire first year of operations, only a decade ago. That is an almost 90% compound annual growth rate sustained over a decade. What is most notable about that trajectory is not the scale itself, but the consistency. Throughout every phase - from Latin America into Africa and Asia, from a handful of payment methods to over a thousand, from a startup to a publicly listed company - the strategic model never changed. One API. Deep local infrastructure. Continuous expansion of payment method coverage, licensing, regulatory capabilities and products. The same focus on helping merchants operate efficiently in markets where the next wave of digital consumers is coming online. dLocal now operates in more than 60 countries1, including new markets such as Qatar, Kuwait, and Oman. We hold 38 licenses and authorizations across 26 markets, with 16 additional applications in process. Our platform reaches approximately 70% of the world's population1, serving over 760 enterprise merchants through a single API. It took a decade of investing in infrastructure, building regulatory IP, forging relationships with local ecosystem stakeholders, and learning how to operate at scale in markets that most find too complex to enter. Those foundations are not easy to replicate, and even harder to outperform. 1 We include a country within the scope of our payment processing markets when we have processed payments in such country at any point during the preceding 365-day period, whether directly or indirectly, through a local dLocal entity or a local partner. We remove a country from the scope of our payment processing markets when no payment volume has been recorded in such country for a period of 365 or more consecutive days. 2 Considers total population as of 2026 (Source: Worldometer) across dLocal's markets. 3 Internal data. Based on internal tests and merchant use cases in specific emerging markets. 4 Internal data. Based on internal tests and merchant use cases in specific emerging markets, comparing dLocal local processing vs. international-only acquiring. Results may vary by merchant, market, and payment flow. Letter to Shareholders PEDRO ARNT CEO dLocal The reason all of that infrastructure matters is simple: localization is what ultimately drives success in emerging markets. Local payment methods are no longer alternative options. In many of our markets they are the primary way consumers transact online, and their share continues to grow. For merchants, supporting them is not just about improving the checkout experience, but also reaching consumers who do not transact any other way. In Peru, Yape drives 40% net-new customers to our merchants3. In South Africa, Payflex drives 80%3. Our own innovation layer, such as SmartPix and biometric-enabled Pix, lets us drive differential performance on top of existing local rails. Even within the global credit card schemes, local processing is key to maximizing authorization and conversion rates in emerging markets. Compared to international acquiring (when merchants use international card rails to complete transactions), we are able to deliver up to 20 percentage points of conversion uplift in certain markets4. The same Visa or Mastercard card converts significantly better when processed locally. But Visa and Mastercard are only part of the story. There is a growing base of local card schemes emerging across the global south. In Saudi Arabia, Mada represents around 90% of cards issued. Verve is roughly 60% of Nigeria's digital payment market. If you don't support those schemes, you simply can't win in those markets. That's what One dLocal is: local payment methods, local processing of global card schemes, and local scheme coverage, all in one API. Vertical diversification is the other dimension of resilience in our model. Many payment companies tend to be concentrated in one or two verticals. Our platform has demonstrated the ability to scale across a wide range of industries and use cases. Every single vertical in our portfolio grew between the first quarter of 2024 and the first quarter of 2026, and our mix has become more diverse.

51Q26 Earnings Release / Letter to Shareholders E-commerce remains our largest vertical. We work with half of the top global platforms in our markets, and they keep expanding with us. In ride-hailing, we serve four of the five largest players operating in emerging markets and continue to expand deals with them. For several of those players we also process their on-demand delivery businesses. Both of these verticals inherently carry a higher local-to-local component with stronger adoption of local payment methods, which supports the strength of our L2L volumes. In remittances, one of our fastest-growing verticals, we continue to partner with major players and support their geographic expansion, driven by sustained strategic focus and ongoing merchant onboarding. Looking forward, we are excited about the prospects of our travel and gaming verticals as we continue to build vertical payment flows that optimize for the particularities of multiple industries. Ten years in, the thesis is intact, the opportunity is larger than ever, and we are better equipped to capture it than at any point in our history. The infrastructure we have built - the licenses, the payment methods, the stakeholder relationships, the data, the technology - abstracts local complexity and compounds in value over time. The combination of strong base business momentum, a product roadmap that is gaining traction, and secular tailwinds across our markets as merchants increasingly convert to local processing, gives us confidence that the next decade can be as impressive as the last. ■

61Q26 Earnings Release Commercial Highlights

1Q26 Earnings Release / **Tech & Commercial Update**

We scale with our world-class merchants, offering ever more **countries, payment methods and solutions**

Ride-hailing merchant *2016 cohort*

TPV evolution

$ billion


+5x
2023
2024
2025

1Q '26: +250% YoY

Serving the merchant end-to-end in payins and payouts in ride-hailing and on-demand delivery; now scaling through **new deals**.

Reach and coverage

	2023	2024	2025
# of countries	14	13	18

Coverage across LatAm and EMEA markets, with an average of **5** pay-in payment methods per country.

SaaS (internet) merchant *2021 cohort*

TPV evolution

$ billion


+6x
2023
2024
2025

1Q '26: +110% YoY

Enabling the merchant to **expand into new frontier markets**, powered by our rapid expansion capabilities, broad licensing portfolio, and deep local payment method coverage (e.g., **Mobile Money (MPesa) in Kenya: +50% of users are net-new customers to the merchant**).

Reach and coverage

	2023	2024	2025
# of countries	19	26	40

Coverage across LatAm, APAC and EMEA markets, with an average of **5** pay-in payment methods per country.

E-commerce merchant *2023 cohort*

TPV evolution

$ billion


+94x
2023
2024
2025

1Q '26: +70% YoY

Supporting the merchant's seamless and **rapid entry into new markets**, including **BNPL in 2 markets**, where in South Africa it drives higher ticket sizes and 50%+ net-new users.

Reach and coverage

	2023	2024	2025
# of countries	2	16	21

Coverage across LatAm, APAC and EMEA markets, with an average of **7** pay-in payment methods per country.


BGC

81Q26 Earnings Release Business highlights

1Q26 Earnings Release / **Business highlights** 9

Pay-ins TPV

US$10.1B

▲+86% YoY ▲+10% QoQ

Pay-ins surpassed $10B for the first time, with strong performance in on-demand delivery, ride-hailing, SaaS, and streaming.

Pay-outs TPV

US$3.9B

▲+48% YoY +0% QoQ

QoQ expansion driven by financial services, and on-demand delivery.

Cross-border TPV

US$6.3B

▲+49% YoY ▲+6% QoQ

QoQ results mainly driven by financial services, SaaS, and travel.

Local-to-local TPV

US$7.7B

▲+101% YoY ▲+8% QoQ

QoQ results mainly driven by on-demand delivery, ride-hailing, streaming, and advertising.

LatAm Revenue

US$262.5M

▲+61% YoY ▼-4% QoQ 78% of total revenue

QoQ comparison driven by less favorable payment method/merchant mix in Brazil and smaller LatAm markets, plus narrower FX spreads.

LatAm Gross Profit

US$84.7M

▲+42% YoY ▼-2% QoQ 71% of total gross profit

QoQ comparison explained by strong performance in Argentina, offset by Brazil's normalization after an exceptionally strong 4Q25.

Africa and Asia Revenue

US$73.4M

▲+36% YoY ▲+15% QoQ 22% of total revenue

The QoQ comparison driven by volume growth, with notable contribution from Nigeria.

Africa and Asia Gross Profit

US$34.0M

▲+34% YoY ▲+16% QoQ 29% of total gross profit

The QoQ performance broadly in line with the revenue trend.

Revenue from Existing Merchants

US$329.0M

▲+58% YoY NRR 152%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants

US$6.8M

vs. US$ 8.9M in 1Q25

Notable contribution from financial services (supported by crypto exchanges) and remittances.

Unaudited quarterly results.

1Q26 Earnings Release / Business highlights 10

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended on March 31			
	2026	% share	2025	% share
Pay-ins	10,119	72%	5,442	67%
Pay-outs	3,935	28%	2,666	33%
Total TPV	**14,055**	**100%**	**8,107**	**100%**

In millions of US$ except for %	Three months ended on March 31			
	2026	% share	2025	% share
Cross-border	6,333	45%	4,258	53%
Local to Local	7,721	55%	3,849	47%
Total TPV	**14,055**	**100%**	**8,107**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended on March 31			
	2026	% share	2025	% share
Latin America	**262.5**	***78%***	**162.9**	***75%***
Brazil	57.8	*17%*	34.4	*16%*
Argentina	61.2	*18%*	28.2	*13%*
Mexico	55.7	*17%*	36.7	*17%*
Other LatAm	87.8	*26%*	63.5	*29%*
Africa & Asia	**73.4**	***22%***	**53.9**	***25%***
Total Revenue	**335.9**	***100%***	**216.8**	***100%***

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended on March 31			
	2026	% share	2025	% share
Latin America	**84.7**	***71%***	**59.5**	***70%***
Brazil	27.5	*23%*	13.0	*15%*
Argentina	15.5	*13%*	10.6	*13%*
Mexico	12.4	*10%*	10.8	*13%*
Other LatAm	29.2	*25%*	25.1	*30%*
Africa & Asia	**34.0**	***29%***	**25.4**	***30%***
Total Gross Profit	**118.7**	***100%***	**84.9**	***100%***

Unaudited quarterly results.

111Q26 Earnings Release Financial highlights 111Q26 Earnings Release

121Q26 Earnings Release / Financial highlights ▪ Total Payment Volume (“TPV”) reached US$14.1 billion in the first quarter of 2026, up 73% year-over-year compared to US$8.1 billion in the first quarter of 2025 and up 7% compared to US$13.1 billion in the fourth quarter of 2025. In constant currency, TPV growth for the period would have been 63% year-over-year. ▪ Revenues amounted to US$335.9 million, up 55% year-over-year compared to US$216.8 million in the first quarter of 2025 and broadly flat compared to US$337.9 million in the fourth quarter of 2025. In constant currency, revenue growth for the period would have been 52% year-over-year. The quarter-over-quarter comparison reflects a less favorable payment method mix and narrower FX spreads. ▪ Gross profit was US$118.7 million in the first quarter of 2026, a new record, up 40% compared to US$84.9 million in the first quarter of 2025 and up 2% compared to US$115.8 million in the fourth quarter of 2025. In constant currency, gross profit growth for the period would have been 35% year-over-year. The quarter-over-quarter comparison is explained by (i) Argentina's strong volume growth and normalized funding costs; (ii) broad-based volume growth in Africa and Asia, with notable contributions from Nigeria, Mozambique, and Vietnam; partially offset by (iii) Brazil's normalization following an exceptionally strong fourth quarter of 2025; and (iv) a modest mix shift toward lower take rate merchants in Other LatAm markets. ▪ As a result, gross profit margin was 35% in this quarter, compared to 39% in the first quarter of 2025 and 34% in the fourth quarter of 2025. ▪ Gross profit over TPV was at 0.84%, decreasing from 1.05% in the first quarter of 2025 and from 0.88% in the fourth quarter of 2025, reflecting the continued strong TPV momentum and the natural margin dynamics of scaling volume with established merchants and into new payment methods, products, and countries. ▪ During the first quarter of 2026, dLocal recorded a one-off prior-periods tax adjustment of US$9.7 million related to installment payment products in certain markets. This out-of-period adjustment was not material to any previously reported annual or interim period. Of the total adjustment, approximately US$5.3 million impacted the income tax expense line and US$4.4 million in operating expenses related to indirect and other taxes. The Company does not expect to record comparable items in future quarters. ▪ Operating expenses totaled US$65.9 million for the first quarter of 2026, or US$61.5 million excluding the prior-periods adjustment, up 58% year-over-year and 16% quarter-over-quarter on a normalized basis, reflecting the expected carry-over of the last part of the investment cycle costs, which ramped up mostly towards the end of 2025. ▪ As a result, Operating profit was US$52.8 million, or would have been US$57.2 million excluding the one-off prior-periods tax adjustment, representing growth of 25% year-over-year and decrease of 9% on a normalized basis. The Operating Profit to Gross Profit ratio was 44% as reported and 48% excluding the one-off.

1Q26 Earnings Release / Financial highlights 13

- **Net financial result** was US$5.2 million gain, compared to a net finance gain of US$7.0 million in the first quarter of 2025 and a net finance gain of US$3.4 million in the fourth quarter of 2025.
- Our **effective income tax rate** for the period was approximately 26% as reported, elevated by the non-recurring prior-period adjustment. Excluding the adjustment, the effective rate would have been approximately 16%, broadly in line with prior quarters.
- **Net income** for the first quarter of 2026 was US$41.9 million, or US$0.14 per diluted share, down 10% compared to a profit of US$46.7 million, or US$0.16 per diluted share, for the first quarter of 2025 and down 25% compared to a profit of US$55.6 million, or US$0.18 per diluted share for the fourth quarter of 2025. Excluding the prior-periods tax adjustment, net income would have been US$51.6 million, or US$0.17 per diluted share, up 11% year-over-year.
- **Adjusted Free cash flow** for the first quarter of 2026 amounted to US$14.7 million, down 63% year-over-year compared to US$39.7 million in the first quarter of 2025 and down 77% compared to US$64.9 million in the fourth quarter of 2025. The year-over-year and sequential variation is primarily explained by temporary working capital effects, including timing in tax credit netting and higher receivables from our advancement operations, which are expected to normalize in upcoming quarters.
- As of March 31, 2026, dLocal had US$815.6 million in **cash and cash equivalents**, which includes US$451.8 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$95.9 million from US$355.9 million as of March 31, 2025. When compared to the US$424.5 million Corporate cash and cash equivalents position as of December 31, 2025, it increased by US$27.3 million quarter-over-quarter.

The following table summarizes our key performance metrics

	Three months ended on March 31		
	2026	2025	% change
Key Performance metrics	(In millions of US$ except for %)		
TPV	14,055	8,107	*73%*
Revenue	335.9	216.8	*55%*
Gross Profit	118.7	84.9	*40%*
Gross Profit margin	35%	39%	*-4p.p*
Operating profit	52.8	45.8	*15%*
Operating profit /Gross Profit	44%	54%	*-10p.p*
Net Income	41.9	46.7	*-10%*
Net Income margin	12%	22%	*-9p.p*

1Q26 Earnings Release / **Financial highlights** 14

2026 guidance: where we stand

Relevant trends:

- Continued broad-based TPV strength across multiple verticals and markets;
- 1Q26 OPEX includes $4.4M in prior-period tax adjustments and $3.8M one-off effects, resulting in a normalized OPEX of $57.7M (vs. $65.9M reported), up ~9% QoQ;
- Over the next three quarters OPEX should benefit from: (i) the end of the investment cycle, (ii) acceleration of our automation agenda driving headcount reductions; (iii) corrective OPEX actions; and (iv) lower share-based payments expense due to the graded vesting attribution method.

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies.

Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

<table>
<tr><th></th><th></th><th></th><th colspan="4">Expectation compared to 2026 updated guidance</th></tr>
<tr><th>Metric</th><th>2026 Guidance</th><th>Below lower</th><th>Around lower</th><th>Around mid</th><th>Around upper</th><th>Above upper</th></tr>
<tr><td>TPV</td><td>50% - 60% YoY</td><td></td><td></td><td></td><td bgcolor="#dbeeff"></td><td></td></tr>
<tr><td>Gross profit</td><td>22.5% - 27.5% YoY</td><td></td><td></td><td></td><td bgcolor="#dbeeff"></td><td></td></tr>
<tr><td>Operating profit</td><td>27.5% - 32.5% YoY</td><td></td><td></td><td bgcolor="#dbeeff"></td><td></td><td></td></tr>
</table>

151Q26 Earnings Release Adjusted Free Cash Flow reconciliation We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended March 31, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended March 31, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended March 31, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure. / Financial highlights The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation: Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets. $ in thousands (except percentages) Three months ended on March 31 2026 2025 Net cash (used in ) / generated from operating activities 92,781 95,411 Changes in working capital (merchant)¹ (68,391) (48,170) Capital expenditures² (9,738) (7,512) Adjusted Free Cash Flow 14,652 39,729

161Q26 Earnings Release The table below presents dLocal’s operating profit excluding prior years tax adjustments reconciliation: Operating profit excluding prior years tax adjustments reconciliation We calculate "Operating Profit Excluding Prior Years Tax Adjustments" as operating profit for the period, excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period. Management uses Operating Profit Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying operating performance by removing the effect of non-recurring, out-of-period tax assessments. Operating Profit Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to operating profit as a measure of operating performance. Our presentation of Operating Profit Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. / Financial highlights $ in thousands (except percentages) 1Q25 1Q26 Operating profit 45,845 52,772 Prior years tax adjustments (2023-2025) - 4,404 Operating profit excluding prior years tax adjustments 45,845 57,176

171Q26 Earnings Release The table below presents dLocal’s net income excluding prior years tax adjustments reconciliation: Net income excluding prior years tax adjustments reconciliation We calculate "Net Income Excluding Prior Years Tax Adjustments" as net income (profit for the period), excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period. Management uses Net Income Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying profitability by removing the effect of non-recurring, out-of-period tax assessments. Net Income Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to profit for the period as a measure of profitability. Our presentation of Net Income Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. / Financial highlights $ in thousands (except percentages) 1Q25 1Q26 Net income (Profit for the period) 46,667 41,936 Prior years tax adjustments (2023-2025) - 9,700 Net income excluding prior years tax adjustments 46,667 51,636

181Q26 Earnings Release The table below presents dLocal’s constant currency measures: TPV, Revenue and Gross profit constant currency measures to reported results Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation. / Financial highlights As reported Constant currency measures In millions of US$ except for % Three months ended on March 31 2026 2025 % change TPV 14,055 8,107 73% Revenue 336 217 55% Gross Profit 119 85 40% In millions of US$ except for % Three months ended on March 31 2026 2025 % change TPV 13,179 8,107 63% Revenue 330 217 52% Gross Profit 115 85 35%

191Q26 Earnings Release Earnings per share We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month period ended March 31, 2026 and 2025. Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. / Financial highlights Three months ended on March 31 2026 2025 Profit attributable to common shareholders (USD) 41,974,548 46,630,331 Weighted average number of common shares 290,998,897 285,528,671 Adjustments for calculation of diluted earnings per share 10,106,967 15,355,624 Weighted average number of common shares for calculating diluted earnings per share 301,105,864 300,884,295 Basic earnings per share 0.14 0.16 Diluted earnings per share 0.14 0.15 The following table presents the information used as a basis for the calculation of our earnings per share:

201Q26 Earnings Release Appendix

211Q26 Earnings Release Definition of selected operational metrics API ➔ means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process. Cross-border ➔ means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. Local payment methods ➔ refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets. Local-to-local ➔ means a payment transaction whereby dLocal is collecting and settling in the same currency. Net Revenue Retention Rate or NRR ➔ is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base. Pay-in ➔ means a payment transaction whereby dLocal’s merchant customers receive payment from their customers. Pay-out ➔ means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers. Revenue from New Merchants ➔ means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year. Revenue from Existing Merchants ➔ means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year. TPV ➔ dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business. Rounding ➔ We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. / Appendix

221Q26 Earnings Release / Appendix dLocal Limited Certain financial information. Consolidated Statements of Comprehensive Income for the three-month period ended March 31, 2026 and 2025 All amounts in thousands of U.S. Dollars except share data or as otherwise indicated Three months ended on March 31 2026 2025 Continuing operations Revenues 335,862 216,759 Cost of services (217,178) (131,880) Gross profit 118,684 84,879 Technology and development expenses (12,124) (6,767) Sales and marketing expenses (9,919) (7,135) General and administrative expenses (42,657) (24,324) Impairment (loss)/gain on financial assets (780) (386) Other operating loss (432) (422) Operating profit 52,772 45,845 Finance income 10,757 12,228 Finance costs (5,598) (5,259) Inflation adjustment (1,386) (885) Other results 3,773 6,084 Profit before income tax 56,545 51,929 Income tax expense (14,609) (5,262) Profit for the period 41,936 46,667 Profit attributable to: Owners of the Group 41,975 46,630 Non-controlling interest (39) 37 Profit for the period 41,936 46,667 Earnings per share (in USD) Basic Earnings per share 0.14 0.16 Diluted Earnings per share 0.14 0.15 Other comprehensive Income Items that are or may be reclassified to profit or loss: Exchange difference on translation on foreign operations 3,047 3,526 Other comprehensive income for the period, net of tax 3,047 3,526 Total comprehensive income for the period 44,983 50,193 Total comprehensive income for the period is attributable to: Owners of the Group 45,022 50,174 Non-controlling interest (39) 19 Total comprehensive income for the period 44,983 50,193

231Q26 Earnings Release / Appendix dLocal Limited Certain financial information. Consolidated Statements of Financial Position as of March 31, 2026 and 2025 All amounts in thousands of U.S. dollars Three months ended on March 31 2026 2025 on March 31, 2026 on March 31, 2025 ASSETS Current Assets Cash and cash equivalents 815,605 511,506 Financial assets at fair value through profit or loss 97,995 125,487 Trade and other receivables 740,432 477,349 Derivative financial instruments 2,341 463 Other assets 20,871 28,001 Total Current Assets 1,677,244 1,142,806 Non-Current Assets Financial assets at fair value through profit or loss - Trade and other receivables 26,664 15,518 Deferred tax assets 10,251 5,468 Property, plant and equipment 4,043 4,007 Right-of-use assets 2,808 3,852 Intangible assets 92,506 65,301 Goodwill 6,550 - Other assets 5,701 4,695 Total Non-Current Assets 148,523 98,841 TOTAL ASSETS 1,825,767 1,241,647 LIABILITIES Current Liabilities Trade and other payables 1,116,490 614,133 Lease liabilities 1,003 1,107 Tax liabilities 39,778 20,631 Derivative financial instruments 567 1,098 Financial liabilities 106,944 54,248 Provisions 461 543 Total Current Liabilities 1,265,243 691,760 Non-Current Liabilities Deferred tax liabilities 5,427 1,862 Lease liabilities 1,761 2,825 Total Non-Current Liabilities 7,188 4,687 TOTAL LIABILITIES 1,272,431 696,447 EQUITY Share Capital 588 570 Share Premium 7,097 187,671 Treasury Shares (10,122) (200,980) Capital Reserve 48,899 38,556 Other Reserves (12,919) (17,390) Retained earnings 519,584 536,654 Total Equity Attributable to owners of the Group 553,127 545,081 Non-controlling interest 209 119 TOTAL EQUITY 553,336 545,200 TOTAL EQUITY AND LIABILITIES 1,825,767 1,241,647

241Q26 Earnings Release / Appendix dLocal Limited Certain interim financial information. Consolidated Statements of Cash flows for the three-month period ended March 31, 2026 and 2025 All amounts in thousands of U.S. dollars Three months ended on March 31 2026 2025 Cash flows from operating activities Profit before income tax 56,545 51,929 Adjustments: Interest Income from financial instruments (10,590) (5,106) Interest charges for lease liabilities 57 41 Other interests charges 7,512 883 Finance expense related to derivative financial instruments 700 414 Net exchange differences (2,616) 4,142 Fair value loss/(gain) on financial assets at FVPL (167) (7,343) Amortization of Intangible assets 7,062 4,584 Depreciation and disposals of PP&E and right-of-use 653 703 Share-based payment expense, net of forfeitures 6,066 6,020 Other operating gain 432 422 Net Impairment loss/(gain) on financial assets 780 386 Inflation adjustment and other financial results 2,862 6,083 69,296 63,158 Changes in working capital Increase in Trade and other receivables (170,302) 21,082 Decrease / (Increase) in Other assets (14,279) 1,025 Increase / (Decrease) in Trade and Other payables 204,843 16,346 Increase / (Decrease) in Tax Liabilities 9,577 965 Increase / (Decrease) in Provisions 28 43 Cash (used) / generated from operating activities 99,163 102,619 Income tax paid (6,382) (7,208) Net cash (used) / generated from operating activities 92,781 95,411 Cash flows from investing activities Acquisitions of Property, plant and equipment (522) (945) Additions of Intangible assets (9,217) (6,567) Acquisition of financial assets at FVPL (26,876) (41,374) Collections of financial assets at FVPL 27,179 47,416 Interest collected from financial instruments 10,590 5,106 Cash acquired in a business combination 791 Payments for investments in other assets at FVPL - (10,000) Net cash (used in) / generated investing activities 1,946 (6,364) Cash flows from financing activities Repurchase of shares (10,122) - Share-options exercise paid 192 - Interest payments on lease liability (57) (41) Principal payments on lease liability (748) (663) Finance expense paid related to derivative financial instruments (3,901) (3,132) Net proceeds from financial liabilities 25,353 5,790 Interest payments on financial liabilities (5,306) (2,166) Other finance expense paid (7,455) (714) Net cash used in by financing activities (2,044) (926) Net increase in cash flow 92,683 88,121 Cash and cash equivalents at the beginning of the period 719,897 425,172 Net (decrease)/increase in cash flow 92,683 88,121 Effects of exchange rate changes on inflation and cash and cash equivalents 3,025 (1,787) Cash and cash equivalents at the end of the period 815,605 511,506

251Q26 Earnings Release dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com Conference call and webcast About dLocal dLocal’s management team will host a conference call and audio webcast on May 14, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode. The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

261Q26 Earnings Release Forward-looking statements This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact investor@dlocal.com Media Contact media@dlocal.com This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The first quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.